Exhibit (a)(13)(A)

Exela Technologies, Inc. (“Exela”), is offering to repurchase shares of Common Stock and then retiring those shares.

Shareholders can now exchange Common Stock in 20 share increments for $25 liquidation preference Preferred Stock.

Thus, shareholders whose Common Stock is accepted for exchange will hold Preferred Stock with a liquidation preference equivalent to $1.25 per share of Common Stock, cumulative dividends of 6% per annum and retain the right to participate in future dividends on our Common Stock, as well as have the right to convert their Preferred Stock into Common Stock at a conversion price of $1.25.

To tender your shares in the Offer, you need to contact your brokerage firm and follow their procedures for instructing them to tender your shares. This is typically found in the messaging center or documents center in your online portal.

Because it may take some time for the broker to process your instructions, you should contact them far enough in advance of the Expiration Date to enable them to follow your instructions. The Expiration Date is 11:59pm ET on March 10, 2022.

If you are having difficulty in instructing your broker, you may contact the Information Agent for assistance at D.F. King & Co., Inc., Call Toll-Free: (888) 644-6071, Email: exela@dfking.com. However, neither the Company, the Information Agent, nor the Exchange Agent can accept your tender directly, only the broker can tender on your behalf.

You should read the Offer Documents in their entirety and consult your own financial, tax, legal and other advisors and must make your own decision as to whether to tender your shares of Common Stock.

https://to.exelatech.com/

Thank you,

D.F. King & Co., Inc.

Internal ID:

D.F. King & Co., Inc. | 48 Wall Street , New York , NY 10005

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